

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

VIA U.S. MAIL

Carolyn V. Wolski, Esq.
Vice President and General Counsel
Michael Foods Group. Inc.
301 Carlson Parkway, Suite 400
Minnetonka, MN 55305

> **Re: Michael Foods Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 8, 2011**
> **File No. 333-173400 & -01 to -12**

Dear Ms. Wolski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page i

2. We note you have relied on reports from third-party sources, including ACNielsen Corporation, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus and are available for free or

for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

3. Please revise to remove the implication that third-party information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Summary, page 1

4. Please include a paragraph to disclose your assets, revenues and income for the most recent audited period and interim stub.

Acceptance of Restricted Notes and Delivery of Exchange Notes, page 5

5. Please briefly explain what you mean by the terms "properly tendered."

Summary of the Terms of the Exchange Notes, page 7

6. Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

Risk Factors, page 9

Our business may be materially adversely affected by the loss of, page 18

7. Please revise to identify the customers that represent more than 10% of your consolidated 2010 net sales.

The Exchange Offer, page 22

Purpose and Effect, page 22

8. Please disclose the exemption from the registration requirements of the Securities Act relied upon in selling the initial notes and explain why you were entitled to rely on such exemption.

Expiration Date; Amendments, page 23

9. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

10. You state that you will give notice of your offering's extension by press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering. See Rule 14e-1(d).

Acceptance of Restricted Notes for Exchange, page 26

11. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Ratio of Earnings to Fixed Charges, page 30

12. Please revise to disclose your pro forma ratio of earnings to fixed charges for the fiscal year ended January 1, 2011 giving effect to the merger and refinancing transactions reflected in the pro forma statement of operations on page 32. Exhibit 12.1 should also be revised to reflect the calculation of your pro forma ratio of earnings to fixed charges for this period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

13. We note your disclosure that the unaudited pro forma statement of operations for the fiscal year ended January 1, 2011 gives effect to the merger, as well as the concurrent borrowings under the senior secured credit facilities and the issuance of the notes, as if such transactions had occurred on January 3, 2010. Please revise the introductory section to the pro forma financial statements to provide details of the nature and terms of the merger including the nature and amount of consideration used in the purchase and details of the purchase price allocation. Also, please revise to include the nature and terms of the senior secured credit facilities and senior notes.

14. We note your disclosure that the pro forma condensed consolidated statement of operations for the fiscal year ended January 1, 2011 also gives effect to the amendment and restatement of the senior secured credit facilities that occurred on February 25, 2011. Please revise the introductory section to disclose the nature and terms of these debt modifications.

Footnote (1), page 33

15. We note your disclosure that the adjustment to cost of sales includes the incremental depreciation of property, plant and equipment. Please revise to provide details as to how this amount was calculated or determined. Your revised disclosure should include the nature and amount of fair value adjustments made to property, plant and equipment and the useful lives of the property, plant and equipment used to calculate the depreciation expense adjustment.

<u>Footnote (4), page 33</u>

16. We note your disclosure that this adjustment is interest expense for the new debt incurred. Please revise to clarify that because the interest recorded on the new debt has already been included in the historical financial statements for the six months ended January 1, 2011, the adjustment is for the incremental interest expense of the new senior secured term loan credit facility and 9.75% senior notes as applied to the Predecessor period of the six months ended June 26, 2010. Also, please revise to disclose how the amortization of the deferred financing costs and original issue discount were calculated or determined. Additionally, please revise to disclose how you determined the amount of the historical interest expense and tell us why the amount does not agree with the historical interest expense disclosed in Note C to the financial statements.

<u>Footnote (6), page 34</u>

17. We note your disclosure that this is the income tax adjustment for the business combination pro forma adjustments at the statutory rate. Please revise to include disclosure of the effective tax rate used in the calculations.

<u>Footnote (7), page 34</u>

18. We note that this adjustment relates to interest expense for the amended and restated credit facility. Please revise to provide the nature and terms of the amended and restated senior credit facility. Also, please revise to provide more detail as to how the amounts were calculated or determined. For example, please revise to disclose how the incremental amortization of deferred financing costs was calculated or determined and also revise to disclose how you calculated or determined the $49,375 amount related to the June 29, 2010 senior secured term loan credit facility interest.

<u>Footnote (8), page 34</u>

19. We note that this is an income tax adjustment for the amended and restated credit agreement pro forma adjustments as the statutory rate. Please revise to include disclosure of the effective income tax rate used for the calculation of this adjustment.

<u>Management's Discussion and Analysis, page 36</u>

<u>Results of Operations, page 37</u>

20. We note from press accounts and your risk factor disclosure that egg consumption has declined in recent years and feed and other commodity prices have increased significantly in the last several months. Please expand your discussion of how these trends have affected you and are expected to affect you going forward.   To the extent more recent data is available evidencing price and demand trends, please revise MD&A and the risk factors on pages 17 and 18.

Combined Results For the Year Ended January 1, 2011 Compared to Results for the Year Ended January 2, 2010, page 38

21. We note your disclosure on page 36 that as the Successor Company is substantially the same business as the Predecessor with the exception of the purchase accounting impacts, management believes that combining the Company and Predecessor periods for the last six months and first six months of 2010, which is a non-GAAP presentation, provides a more meaningful comparison of the 2010 and 2009 results of operations and cash flows when considered with the purchase accounting effects. Please note that we do not believe it is appropriate to combine the predecessor and successor periods in your discussion of the results of operations because these periods have different basis of accounting. Please revise to remove any disclosure of amounts that combine these two periods. For example, you disclose that net sales for 2010 increased $59.5, or 3.9% to $1,602.3 million from $1,542.8 million in 2009. We believe that the $1,602.3 million combined amount should be removed from your disclosure and instead you should disclose and discuss both the net sales amount for the six months ended June 26, 2010 and the six months ended January 1, 2011. However, you may continue to disclose the $59.5 million change in net sales from 2009 to 2010, as long as you do not disclose a combined net sales amount (or other combined operating measure). Please revise accordingly. Additionally, we note your disclosure that gross profit without the transaction related items is estimated to be $285.7 million. Please revise to remove disclosure of this non-GAAP financial measure.

22. We note your disclosure that the results of the Potato Products Division operating profit were negatively impacted by raw-potato quality, new plant start-up costs and the inefficiencies of running two Northern Star Co. plants during the 2010 period and accelerated depreciation related to your now closed Minneapolis, Minnesota facility. Please tell us if you had any severance or other exit or disposal costs accounted for under the guidance in ASC 420 related to the closure of this facility. If the amounts are material, please revise to include the disclosures required by ASC 420-10-50.

Seasonality and Inflation, page 41

23. Please elaborate on the "unusual inflationary impacts to [y]our operations at times" referenced in the first paragraph on page 42.

Market Risk, page 50

Commodity Risk Management

24. Please expand your discussion of your attempts to transition customers to variable-pricing contracts and substantiate your statement that "[t]hese efforts have generally been successful over the past few years."

Customers, page 54

25. Please revise to disclose the percentage of consolidated 2010 net sales to each of the customers you identify in this section.

Management, page 59

26. Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 73

27. We note the discussion on pages 73 and 74 of the Stockholders Agreement and the Registration Rights Agreement that were entered into by your principal stockholders in connection with the merger transaction. Please revise the notes to your financial statements to disclose the significant terms of each of these agreements.

Management Agreement, page 74

28. We note that you pay management fees to the managers for certain management, consulting, financial and strategic advisory services. Please file the management agreement as an exhibit or advise why the agreement is not material to you.

Guarantees of Industrial Revenue Bonds, page 78

29. We note that the Guarantee of City of Gaylord Industrial Revenue Bonds and the Guarantee of City of Lenox Industrial Revenue Bonds are not accounted for as debt on your balance sheet as of January 1, 2011. Please explain to us why you do not believe it is appropriate to record these amounts as debt on your balance sheet at January 1, 2011.

Repurchase at the Option of Holders, page 83

30. Please revise the last paragraph on page 83 and the last paragraph on page 85 to include cross references to the definitions of "Change of Control" and "Asset Sale," respectively.

U.S. Federal Income Tax Considerations, page 141

31. Please file an opinion of tax counsel as an exhibit prior to effectiveness or advise why you believe that the tax consequences of the proposed transaction would not be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

32. Please delete language in the last paragraph that the discussion is "for general information only." Investors are entitled to rely upon the discussion.

Notes to the Audited Financial Statements

Note A. Summary of Significant Accounting Policies

Inventories, page F-9

33. We note from the disclosure in Note A that flock inventory represents the cost of purchasing and raising flocks to laying maturity, at which time their cost is amortized to operations over their expected useful lives of generally one to two years. Please revise Note A to explain in further detail the specific nature of the costs to raise flocks which are included in your flock inventory balances.

Financial Instruments and Fair Value Measurements, page F-9

34. We note your disclosure that at January 1, 2011 your hedging-related financial assets, measured on a recurring basis, were carried at a fair value of $1,549,000 and are included in prepaid expenses and other current assets. Given that it appears your disclosures on page F-11 that you have additional derivatives that are measured at fair value on a recurring basis, please revise to include the disclosures required by ASC 820-10-50 for all assets or liabilities measured at fair value on a recurring basis. Please note that as set forth in ASC 820-10-50-8 these disclosures should be presented in a tabular format. Please revise accordingly.

Property, Plant and Equipment, page F-12

35. We note your disclosure that plant and equipment are reviewed for impairment when conditions indicate an impairment or future impairment, the assets are either written down or the useful life is adjusted to the remaining period of usefulness, as was done on the Potato Products Division's equipment that was not transferred to the new facility. Please explain to us and revise the disclosure on page F-12 to explain the nature and amount of the impairment or change in useful life that recorded on the Potato Product Division's equipment and indicate when this change in useful life or impairment was recorded.

Revenue Recognition, page F-14

36. We note your disclosure that revenue is recorded net of customer incentive programs which include customer rebates, volume discounts and allowance programs. If the amount of these programs is material for any period presented, please revise the notes to the financial statements to disclose the amounts for these periods.

Note B. Business Combination, page F-17

37. We note your disclosure that the purchase price of $1.675 billion was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date.

Please provide us more details, and revise to disclose how you determined the fair values of the assets such as inventory, PP&E and the intangible assets. As part of your response, please explain why the fair value of the trademarks and customer relationships increased significantly from the amounts recorded by the Predecessor. Also, please tell us how you determined that a useful life of 17 years was appropriate for the customer relationships and an indefinite life was applicable for the trademark intangible asset. As part of your response, please tell us how you evaluated the pattern of cash flows that relate to the intangible assets and the time period used in your analysis.

38. We note that you allocated a portion of the purchase price to receivables. Please revise to include disclosure of the fair value of the receivables, the gross contractual amounts receivable, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. The disclosures shall be provided by major class of receivable, such as loans, trade receivables, and any other class of receivables. See ASC 805-20-50-1b.

39. Please revise to disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-30-50-1.

Note C. Debt, page F-19

40. We note your disclosure that concurrent with the merger, Michael Food Groups, Inc. issued $430 million of 9.75% senior notes maturing on July 15, 2018, with Wells Fargo Bank, National Association as Trustee. Please revise to disclose the rights and privileges, if any, related to these notes.

41. We note your disclosure that the senior notes include guarantees by all of your domestic subsidiaries. Given that these senior notes are being registered, financial statements of the guarantors may be required in your filing under Rule 3-10 of Regulation S-X. Please note that if each of the subsidiary guarantors is 100% owned by the parent company issuer, the guarantees are full and unconditional, and the guarantees are joint and several, you may include condensed consolidating information as set forth in Rule 3-10(f) of Regulation S-X for all periods presented in the financial statements. In such circumstances, you should also revise the notes to your financial statements to disclose that your guarantor subsidiaries are 100% owned and that the guarantees provided by your subsidiaries are full and unconditional and joint and several. Please advise or revise as appropriate.

Note D. Income Taxes, page F-21

42. We note that in the reconciliation of the federal statutory income tax rate to the consolidated effective tax rate, a significant difference for the six months ended January 1, 2011 is identified as "qualified production activities deduction." Please tell us, and

revise to disclose, the nature of this adjustment and explain to us why this adjustment is significantly larger for the six months ended January 1, 2011 than compared to prior periods. Also, please explain to us the nature of the amounts included in the "other" line item for the six months ended January 1, 2011.

Note F. Related Party Transactions, page F-24

43. We note your disclosure that on June 29, 2010 MFI Holding paid the managers a one-time transaction fee in connection with the mergers in an aggregate amount of $16,750,000. Please tell us how you accounted for this transaction fee in your statements of operations. As part of your response, you should also explain how this fee was reflected in the pro forma statement of operations included on page 32 of the registration statement.

Note G. Commitments and Contingencies

Debt Guarantees, page F-25

44. We note your disclosure that the remaining principal balance of the bonds for which you have guaranteed repayment is $15,097,000 at January 1, 2011. Please explain to us why you believe it is appropriate to only record $11,496,000 related to these bonds as debt on your balance sheet.

Note I. Stock Based Compensation, page F-27

45. We note from your disclosure in Note I that in the six months ended January 1, 2011 you issued stock options and under the plan, the exercise price of the options should not be less than the fair market value of the share on the date the option is granted. In light of the fact that there is no public market for your shares of common stock, please tell us and revise to disclose how you calculated or determined the fair market value of your common stock for purposes of valuing the stock options granted. Also, regarding your disclosure of the predecessor stock option plan we note your disclosure that as there was no established market for M-Foods Holdings, Inc.'s common stock, the value was determined by a formula and fixed periodically by their Board of Directors. Please revise to provide more details about the formula and assumptions used to determine the fair value of the Predecessor common stock for purposes of valuing the stock options granted.

46. We note from the disclosure included in Note I that the performance vesting options become vested and exercisable with respect to 100% of the aggregate number of shares only upon the consummation of a liquidity event as defined in the Plan. We also note from the discussion in Note I that based upon the performance conditions for vesting of these performance-vesting options, the vesting conditions will not be satisfied for the Class B, Class C or Class D options until a liquidity event is initiated and therefore you have not recorded compensation cost for these options in its financial statements. With regards to these performance vesting options, please tell us and revise Note I to explain in

further detail the nature or type of liquidity event that must occur for these performance vesting options to become vested.

47. We note from the disclosure included in note I, that the predecessor recorded $35.6 million of compensation expense related to the accelerated vesting of stock options due to the change in control that occurred on June 29, 2010. Please tell us and revise Note I to disclose how you calculated or determined the amount of compensation expense recognized in connection with the accelerated vesting of these stock options.

Note J. Subsequent Event, page F-30

48. We note your disclosure that on February 25, 2011 you completed a refinancing of the credit agreement. Please revise to disclose how you accounted for this refinancing in accordance with ASC 470-50-40 including how you accounted for any fees or third party costs incurred.

49. We note from footnote (c) to the pro forma balance sheet, that debt was increased $77.7 million upon the closing of the refinancing. Please tell us and revise footnote (c) to explain the nature of this $77.7 million increase, specifically the amount associated with the Term B and the amount of any revolving line of credit borrowings.

Note K. Business Segments, page F-31

50. We note that you have disclosed information for the six months ended January 1, 2011 for your three business segments: Egg Products; Potato Products; and Crystal Farms. Please revise to disclose the information required by ASC 280-10-50 for the reporting segments of the Predecessor business for each period in which a statement of operations is presented. Also, please revise to include a reconciliation of the assets for each of your segments to your consolidated assets. This reconciliation should be provided as of each balance sheet date presented in your financial statements. Refer to the guidance outlined in ASC 280-10-50-30.

Exhibit 5.1

51. Please have counsel remove the second sentence of the first paragraph on page 2 as this assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel.

Exhibit 23.1

52. Please revise to have your independent registered public accountant include a current date on their consent filed as Exhibit 23.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief at (202) 551- 3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile (212) 310-8007
        Todd R. Chandler, Esq.
        Weil, Gotshal & Manges LLP